Exhibit 99.1

                      FOR IMMEDIATE RELEASE

CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


  FINANCIAL FEDERAL CORPORATION REPORTS FIRST QUARTER RESULTS

    NET INCOME INCREASED 20%, DILUTED EPS INCREASED 28% AND

    FINANCE RECEIVABLES INCREASED TO A RECORD $1.49 BILLION


New York, NY: December 8, 2004 - Financial Federal Corporation (NYSE - FIF), today reported net income for the quarter ended October 31, 2004 of $8.6 million; an increase of 20% compared to the quarter ended October 31, 2003. Diluted earnings per share increased 28% to $0.50 for the quarter. Diluted earnings per share increased by a higher percentage than net income due to our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated during the quarter were $218.3 million. Finance receivables outstanding increased $28.5 million to a record $1.49 billion at October 31, 2004.

Asset quality measures improved further from the preceding fiscal quarter. Net charge-offs were $0.8 million or 0.21% (annualized) of average finance receivables compared to $1.4 million and 0.38%, non-performing assets were 1.91% of total receivables compared to 2.22% and delinquent receivables (60 days or more past due) were 0.96% of total receivables compared to 1.03%. In the quarter ended October 31, 2003, net charge-offs were $3.7 million or 1.05% (annualized) of average receivables and non-performing assets were 3.79% and delinquent receivables were 2.06% of total receivables.

Paul R. Sinsheimer, CEO, commented: "Several positive trends that began in the second half of fiscal 2004 continued in the first quarter of fiscal 2005. Delinquent receivables, non-performing assets and net charge-offs haven fallen to levels not seen in several years. Double-digit percentage increases in net earnings and earnings per share were sustained. Originations were 29% higher compared to the quarter ended October 31, 2003 and receivables outstanding rose for the third consecutive quarter to a record level at October 31, 2004. We endeavor to grow at a faster pace.

"While our portfolio has not yet been meaningfully affected by higher energy costs and higher interest rates, we remain concerned. In addition, increases in short-term interest rates will negatively affect our interest margin."

Steven F. Groth, CFO, announced: "In response to a recent accounting rule change in the calculation of diluted earnings per share, we have irrevocably elected (in accordance with the terms of our $175 million 2.0% convertible senior debentures due 2034) to fix the payment of the principal amount of converted debentures in cash. As a result, the rule change will not affect diluted earnings per share. Had we not made this election, the new rule would have required the 4.0 million shares of common stock originally issuable upon conversion of the debentures to be included as shares outstanding in the diluted earnings per share calculation reducing quarterly diluted earnings per share by approximately $0.06."


Financial Federal Corporation specializes in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For additional information, please visit us at www.financialfederal.com.



          CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

======================================================================
Three Months Ended October 31,                    2004            2003
======================================================================
Finance income                                 $29,892         $30,232
Interest expense                                 9,296           8,653
----------------------------------------------------------------------
   Net finance income before provision for
     credit losses on finance receivables       20,596          21,579
Provision for credit losses on finance
   receivables                                     950           3,550
----------------------------------------------------------------------
   Net finance income                           19,646          18,029
Salaries and other expenses                      5,681           6,288
----------------------------------------------------------------------
   Income before provision for income taxes     13,965          11,741
Provision for income taxes                       5,405           4,589
----------------------------------------------------------------------
     NET INCOME                                $ 8,560         $ 7,152
======================================================================
Earnings per common share:
     Diluted                                     $0.50           $0.39
======================================================================
     Basic                                       $0.51           $0.39
======================================================================
Number of shares used:
     Diluted                                    17,270          18,519
======================================================================
     Basic                                      16,893          18,117
======================================================================



            CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                             (In thousands)

=====================================================================
                               October 31,     July 31,   October 31,
                                      2004         2004          2003
=====================================================================
ASSETS
Finance receivables             $1,489,374   $1,460,909    $1,405,343
Allowance for credit losses        (24,245)     (24,081)      (23,592)
---------------------------------------------------------------------
   Finance receivables-net       1,465,129    1,436,828     1,381,751
Cash                                10,579        6,981         8,234
Other assets                        11,637       20,109        19,607
---------------------------------------------------------------------
TOTAL ASSETS                    $1,487,345   $1,463,918    $1,409,592
=====================================================================
LIABILITIES
Debt                            $1,102,705   $1,093,700    $1,021,575
Accrued interest, taxes and
   other liabilities                69,348       66,328        61,786
---------------------------------------------------------------------
   Total liabilities             1,172,053    1,160,028     1,083,361

STOCKHOLDERS' EQUITY               315,292      303,890       326,231
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY    $1,487,345   $1,463,918    $1,409,592
=====================================================================


This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are referred to the most recent reports on Forms 10-K and 10-Q filed by the Company with the Securities and Exchange Commission that identify such risks and uncertainties.

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